SECURITII 05037028 N

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

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| SEC FILE NUMBER |
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| 8- 66310 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brokerbank Securities, Inc

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7825 Washington Avenue, Ste 508
(No. and Street)

Eden Prairie (City) Minnesota (State) 55439 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Philip Wright 952-943-3925
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eide Bailly LLP
(Name – *if individual, state last, first, middle name*)

5601 Green Valley Dr Ste 700 (Address) Minneapolis (City) MN (State) 55437 (Zip Code)

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I, Philip Wright, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brokerbank Securities, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NANCY L. WEFEL
Notary Public-Minnesota
My Commission Expires Jan 31, 2010

Philip Wright
Signature

CEO
Title

Nancy L. Wefel
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# BROKERBANK SECURITIES, INC.



## FINANCIAL STATEMENTS
## DECEMBER 31, 2004

EideBailly

CPAs & BUSINESS ADVISORS

# *INDEPENDENT AUDITOR'S REPORT*

The Stockholders and Board of Directors
**Brokerbank Securities, Inc.**

We have audited the accompanying statement of financial position of **Brokerbank Securities, Inc.** as of December 31, 2004 and the related statements of operations, stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Brokerbank Securities, Inc.** as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.
Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Eide Bailly LLP

Minneapolis, Minnesota
January 22, 2005



www.eidebailly.com



5601 Green Valley Dr., Ste. 700 ▮ Minneapolis, Minnesota 55437-1145 ▮ Phone 952.944.6166 ▮ Fax 952.944.8496 ▮ EOE

# BrokerBank Securities, Inc.

## Statement Of Financial Condition

| | | 12/31/2004 |
|---|---|---|
| **ASSETS** | | **$ US** |
| **Current Assets** | | |
| Cash | 39,155 | |
| Other Prepaid Expenses | 892 | |
| Total | 40,046 | 40,046 |
| **Fixed Assets** | | |
| Computer Equipment - net | | 7,154 |
| Other - net | | 129 |
| **Deposits** | | 2,114 |
| **TOTAL ASSETS** | | **$ 49,443** |
| **LIABILITIES & EQUITY** | | **$ US** |
| **Current Liabilities** | | |
| Accounts Payable | 2,839 | |
| Payroll - Related | 9,890 | |
| Total | 12,729 | 12,729 |
| **Equity** | | |
| Common Shares | 51,723 | |
| (5,172,300 shares issued and outstanding) | | |
| Deficit | (15,009) | |
| Total | 36,713 | 36,713 |
| **TOTAL LIABILITIES & EQUITY** | | **$ 49,443** |

The accompanying notes are an integral part of these financial statements.

# BrokerBank Securities, Inc.
## Statement Of Operations

| | | 1-1-2004 to 12-31-2004 |
|---|---|---|
| **Revenue** | | **$ US** |
| Commissions | | **36,435** |
| | | |
| **Expenses** | | |
| Compensation Related | 28,135 | |
| Occupancy | 6,338 | |
| Communications | 3,621 | |
| | | |
| Regulatory Related | 3,277 | |
| Other | 6,771 | |
| Total Expenses | 48,142 | **48,142** |
| **Loss for the year** | | **$ (11,707)** |

The accompanying notes are an integral part of these financial statements.

# BrokerBank Securities, Inc.

## Statement of Stockholder's Equity

| | | |
|---|---|---|
| **Equity - beginning of the year - 1-1-2004** | **$** | **6,102** |
| Add - shareholder subscriptions | | 42,318 |
| Less - loss for the year | | (11,707) |
| **Equity - end of the year - 12-31-2004** | **$** | **36,713** |

The accompanying notes are an integral part of these financial statements.

# BrokerBank Securities, Inc.

| | | 1-1-2004 to 12-31-2004 |
|---|---|---|
| **Operating Activities** | | **$ US** |
| Loss for the year | (11,707) | |
| Adjustments to reconcile loss for the year to cash provided by operations: | | |
| Depreciation expense | 1,643 | |
| Accounts payable | 2,839 | |
| Payroll related | 9,890 | |
| Other assets | (2,005) | |
| Subtotal | 660 | **660** |
| **Investing Activities** | | |
| Equipment Purchases - net | (3,278) | |
| Subtotal | **(3,278)** | **(3,278)** |
| **Financing Activities** | | |
| Common Shares | 40,163 | |
| Subtotal | 40,163 | **40,163** |
| Net cash increase for the period | | 37,545 |
| Cash at the beginning of the year 1-1-2004 | | 1,610 |
| Cash at the end of the period 12-31-2004 | | **$ 39,155** |

**Supplemental Disclosure of Non-Cash Investing and Financing Activities**

A fixed asset was exchanged at cost for shares in 2004 for $2,155

The accompanying notes are an integral part of these financial statements.

**Notes to the Financial Statements for BrokerBank Securities, Inc.**

BrokerBank Securities, Inc. is a Minnesota-based C Corporation that conducts its business as a securities broker-dealer and is a Member Firm of the National Association of Securities Dealers (NASD). The firm received permission to operate as a Member Firm with restrictions as outlined in its Membership Agreement in May of 2004. The firm does not acquire and hold a securities inventory, nor does it trade for its own account. It acts solely as a broker of private placement securities intended for accredited investors and it markets mutual funds and tax-advantaged securities on an agency and best-efforts basis.

The firm's Financial Statements are prepared using the Accrual Basis of Accounting in accordance with U.S. Generally Accepted Accounting Principles. In addition, the financial presentation has been laid out to conform with the United States Securities and Exchange Commission's Annual Audit Report Form X-17A-5, Part III.

The Corporation has a December 31, year end. 2004 was the first year of operations for the company.

**Accounting Policies**

The company uses the accrual basis for the accounting of its financial activities. Revenues and expenses are matched in the applicable period to which their activity occurs. The business does not have any specialized accounting requirements due to the straight-forward nature of the business activities.

Property and equipment – Property and equipment are carried at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the related assets.

Recognition of revenue – Commission revenue is recorded in the period in which it is earned. This is consistent with the accrual method of accounting.

Income taxes – Deferred income taxes are provided for temporary differences between the basis of the Company's assets and liabilities for financial reporting and income taxes under the provision of SFAS 109, "Accounting for Income Taxes".

**Use of Accounting Estimates**

The preparation of financial estimates in conformity with US generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which such adjustments are determined.

## Notes to the Financial Statements for BrokerBank Securities, Inc. (continued)

### Fixed Assets

| | |
|---|---|
| Computer Equipment | $ 8,737 |
| Accumulated Depreciation - computer | (1,583) |
| Telephone Equipment | 188 |
| Accumulated Depreciation - telephone | (59) |
| **Total** | $ 7,283 |

Total depreciation expense in 2004 was $ 1,643.

### Net Capital Requirement

BrokerBank Securities, Inc. (BBSI) is a Member Firm of the National Association of Securities Dealers (NASD) and due to the limited scope of its securities activities, has claimed a k(1) exemption from the Securities and Exchange Commission's Customer Protection Rule 15c3-3. Under a k(1) exemption, BBSI must maintain net capital of not less than $5,000. At December 31, 2004, the Company had net capital of $26,425, as computed under the rule and $21,425 in excess of required net capital.

### Occupancy

The Company has an office services agreement with its landlord that renews every six months. The current agreement terminates on August 31, 2005. Minimum payments per month under this agreement are $1,858.

### Income Taxes

At December 31, 2004, the Company has net operating loss carryforwards of approximately $15,000 that expire through 2024. The deferred tax benefit related to these net operating loss carryforwards are as follows:

| | |
|---|---|
| Deferred tax benefit | $ 5,000 |
| Less: valuation allowance | (5,000) |
| Deferred tax asset | $ - |

### Subsequent Event

In January 2005, a common share dividend was declared and paid to the sole shareholder in the amount of $1,250.

# BROKERBANK SECURITIES, INC.

## SUPPLEMENTARY INFORMATION

**BROKERBANK SECURITIES, INC.**

**SEC # 8-66310 // NASD BD # 130116**

**Federal EIN 51-0457526 // Minnesota Corp. TID # 6435245**

**NET CAPITAL CALCULATION-PURSUANT TO RULE 15C-3-I-SCHEDULE I**

| **From the BBSI Balance Sheet** | **Memo Account** | **Dec. 31, 2004 ****** |
|---|---|---|
| **ASSETS** | | |
| Cash | | $ 39,155 |
| Marketable Securities | | |
| Other Assets | | 10,288 |
| **Total Assets** | | **49,443** |
| | | |
| **LIABILITIES** | | 12,729 |
| NET EQUITY | | **36,713** |
| Add Back : Subordinated Loans | | - |
| **TOTAL CAPITAL** | | **36,713** |
| | | |
| **LESS: NON-ALLOWABLE ASSETS** | | |
| Broker Loan ( S ) | - | |
| Shareholder Loan | - | |
| Prepaid Insurance & Other | - | |
| Deferred & Prepaid Taxes | - | |
| Notes and Non-Allowable Receivables | - | |
| Office Furniture & Equipment (net) | 7,283 | |
| Other Non-allowable Assets | 3,005 | |
| Subtotal | **10,288** | **10,288** |
| | | |
| **NET CAPITAL** | | **$ 26,425** |

**BROKERBANK SECURITIES, INC.**

RECONCILIATION OF NET CAPITAL PER AUDIT REPORT TO NET CAPITAL PER FOCUS REPORT – SCHEDULE II
DECEMBER 31, 2004

| | |
|---|---|
| Net capital, per FOCUS report | $ 26,425 |
| Audit adjustments | - |
| Net capital, as adjusted | $ 26,425 |

**BROKERBANK SECURITIES, INC.**

RECONCILIATION OF COMPUTATION OF NET CAPITAL AND THE COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS OF THE SECURITIES AND EXCHANGE COMMISSION – SCHEDULE III

DECEMBER 31, 2004

The company operates on a fully disclosed basis under Rule 15c3-1 Subparagraph (a)(2) and does not hold client/customer funds or securities. Thus, no reconciliation is necessary.

**BROKERBANK SECURITIES, INC.**

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION – SCHEDULE IV

DECEMBER 31, 2004

The Company is exempt from Rule 15c3-3 under Subparagraph k(2)(ii) and does not possess, control or otherwise hold client/customer funds or securities.

## *INDEPENDENT AUDITOR'S SUPPLEMENTAL REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5*

The Stockholders and Board of Directors
**Brokerbank Securities, Inc.**

In planning and performing our audit of the financial statements and supplemental schedules of **Brokerbank Securities, Inc.** (the Company), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exceptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Eide Bailly LLP

Minneapolis, Minnesota
January 22, 2005